EXHIBIT 12.1

Accellent Inc.

Ratio of Earnings to Fixed Charges

(in thousands)

	Predecessor					Successor
	Years Ended December 31,				Period From January 1 to November 22	Period From November 23 to December 31
	2001	2002	2003	2004	2005	2005
Pre-tax loss	$(8,502)	$(32,557)	$(932)	$(2,137)	$(76,497)	$(22,024)
Interest expense, net	17,802	16,923	16,587	26,879	43,233	9,301
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Interest portion of rent	638	766	1,044	1,874	2,184	292
Earnings (loss)	9,938	(14,868)	16,699	26,616	(31,080)	(12,431)

Fixed charges	$18,440	$17,689	$17,631	$28,753	$45,417	$9,593
Ratio	—	—	—	—	—	—
Deficiency	$8,502	$32,557	$932	$2,137	$76,497	$22,024

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